Hypo Real Estate
GROUP

Shareholding Disclosures

29.01.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - DWS

WKN: 802 770
ISIN: DE 000 802 770 7

On January 25, 2008 , DWS Investment GmbH Frankfurt, Deutschland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 3% limit of the Voting Rights on January 24, 2008 and now amount to 3.09% (this corresponds to 6217246 Voting Rights).

Munich, 29. January 2008
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING